Cognyte Appoints Two Veteran Industry Leaders to Board of Directors

Ron Shvili and Sarit Sagiv bring decades of strategic technology and finance expertise

HERZLIYA, Israel, April 8, 2024 – Cognyte Software Ltd. (NASDAQ: CGNT) (“Cognyte”), a global leader in investigative analytics software, today announced that two new members will join its Board of Directors effective as of May 1, 2024. Cognyte believes that Ron Shvili and Sarit Sagiv will bring additional expertise to the Board. They will replace Karmit Shilo and Zvika Naggan, who will be stepping down after three years as directors effective as of May 1, 2024.

“We are deeply grateful to Karmit Shilo and Zvika Naggan for their significant contribution to Cognyte’s leadership and their strong commitment to our mission over the years. We also celebrate the arrival of Ron Shvili and Sarit Sagiv and look forward to the new perspectives that they offer our Board,” said Earl Shanks, Cognyte’s Chairman of the Board. “Ron and Sarit bring deep, highly relevant expertise across key disciplines, and we look forward to their contributions as we work to drive Cognyte towards long-term profitable growth.”

Ron Shvili brings extensive experience as a C-level executive in the telecommunications and financial sectors and serves as a board member, investor, advisor and mentor for promising startups in the insurtech, fintech, cyber and AI industries. Ron was previously Executive Vice President and Chief Technology, IT and Innovation Officer at Phoenix Holdings, and Chief Technology Officer of Cellcom. He is also a retired Colonel from the Israeli Defense Force, where he was head of a research division in the DDR&D (MAFAT) specializing in the fields of advanced communications, cyber and AI, and head of the technology center of an elite unit.

Sarit Sagiv is an experienced board member and a seasoned executive. She currently serves as a member of the Investments Committee of Phoenix Insurance and as a member of the Board of Directors of Nova Ltd. (Nasdaq and TASE: NVMI) and of OPC Energy Ltd. (TASE: OPCE). Sarit served as General Manager of the Global Business Division at Amdocs. Prior to this role, she served as the Chief Financial Officer of Nice Ltd. and of Retalix Ltd. (acquired by NCR). Sarit also held various other Chief Financial Officer and senior financial positions.

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

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Investor Relations Contact:
Dean Ridlon
Cognyte Software
ir@cognyte.com